UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NORTHERN EMPIRE ENERGY CORP.
(Name of Issuer)

common stock
(Title of Class of Securities)

665113106
(CUSIP Number)

Raniero Corsini

Suite 202 – 55 York Street
Toronto, Ontario
CANADA M5J 1R7
(416) 941-9069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	665113106

1.	Name(s) of Reporting Persons:	Raniero Corsini
	I.R.S. Identification Nos. of above persons:	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)
(b)

3.	SEC Use Only

4.	Source of Funds:	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)		N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	18,000,000 common shares

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	18,000,000 common shares

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		( )

13.	Percent of Class Represented by Amount in Row (11) 83.95%

14.	Type of Reporting Person	IN

Item 1.      Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Northern Empire Energy Corp., a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at Suite 201-55 York Street, Toronto, Ontario, Canada, M5J 1R7.

Item 2.      Identity and Background

(a)	This statement is filed by Raniero Corsini; (the “Reporting Person”).

(b)	Residence or Business address: Suite 201-55 York Street, Toronto, Ontario, Canada, M5J 1R7.

(c)	Present Principal Occupation or Employment: President of 2099514 Ontario Inc.; a financial consulting company in Toronto, Ontario.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3.      Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person beneficially owns 18,000,000 common shares of the Company.

On September 23, 2013, the Reporting Person acquired 18,000,000 common shares in a private transaction for $5,000.00.  The shares were purchased with the Reporting Person’s personal funds.

Item 4.      Purpose of Transaction

On September 23, 2013, the Reporting Person acquired 18,000,000 common shares in a private transaction.  The common shares were acquired for investment purposes only.

Item 5.      Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 18,000,000 common shares of the Issuer’s common stock, representing 83.95% of the Issuer’s total issued and outstanding shares.

(b)	The Reporting Person has sole voting power to the 18,000,000 common shares he owns directly. The Reporting Person has sole dispositive power to the 18,000,000 common shares he owns directly.

(c)
During the past sixty days, or since the most recent filing on Schedule 13D, the Reporting Person has not engaged in any transactions relating to the Company’s securities that are not reported in Item 4 above.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.      Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ RANIERO CORSINI
Raniero Corsini

Dated:	October 1, 2013